                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Devon Energy Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                  251799-10-2
                                 (CUSIP Number)

                                Linda L. Meagher
                                 Pennzoil Place
                                 P.O. Box 4616
                           Houston, Texas 77210-4616
                                 (713) 546-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 19, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 9

                   1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
                       ABOVE PERSON
                       PennzEnergy Company ("PennzEnergy")
                       74-1597290
------------------------------------------------------------------------------------------
                   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (A)  [    ]
                   (B)  [    ]
------------------------------------------------------------------------------------------
                   3.  SEC USE ONLY
------------------------------------------------------------------------------------------
                   4.  SOURCE OF FUNDS
                       BK; WC; OO
------------------------------------------------------------------------------------------
                   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)      [   ]
-----------------------------------------------------------------------------------------
                   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
-----------------------------------------------------------------------------------------
Number of          7.  SOLE VOTING POWER      6,429,066* shares
 Shares           -----------------------------------------------------------------------
 Beneficially      8.  SHARED VOTING POWER    0 shares
 Owned by         -----------------------------------------------------------------------
 Each              9.  SOLE DISPOSITIVE POWER    6,429,066* shares
 Reporting        -----------------------------------------------------------------------
 Person           10.  SHARED DISPOSITIVE POWER    0 shares
-----------------------------------------------------------------------------------------
                  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON    6,429,066*
-----------------------------------------------------------------------------------------
                  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                       SHARES          [   ]
-----------------------------------------------------------------------------------------
                  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.9%**
------------------------------------------------------------------------------------------
                   14.  TYPE OF REPORTING PERSON  CO
------------------------------------------------------------------------------------------

* The shares of common stock, par value $0.10 per share ("Devon Common Stock"), of Devon Energy Corporation ("Devon") covered by this item are purchasable by PennzEnergy upon exercise of an option granted by Devon to PennzEnergy on May 19, 1999 and described in Item 4 of this Statement. Prior to the exercise of the option, PennzEnergy is not entitled to any rights as a stockholder of Devon as to the shares of Devon Common Stock covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. As a result, PennzEnergy expressly disclaims any beneficial ownership of the shares of Devon Common Stock purchasable by PennzEnergy upon the exercise of the option, and PennzEnergy has no present investment or dispositive power with respect to such shares. If the option were exercised, PennzEnergy would have the sole right to vote or to dispose of the shares of Devon Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 19,
1999, there were 43,148,097 shares of Devon Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.
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                                                                     Page 3 of 9

                                  Schedule 13D
                                       of
                              PennzEnergy Company

Item 1:   Security and Issuer.

      This Statement on Schedule 13D relates to the common stock, par value $0.10 per share ("Devon Common Stock"), of Devon Energy Corporation, an Oklahoma corporation ("Devon"). The address of Devon's principal executive office is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260.

Item 2:   Identity and Background

      The reporting person, PennzEnergy Company ("PennzEnergy"), is incorporated under the laws of the State of Delaware. The address of PennzEnergy's principal executive office is Pennzoil Place, P.O. Box 4614, Houston, Texas 77210-4616.

      The names of the directors and executive officers of PennzEnergy and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporation or other organizations in which such employment is conducted, are set forth in Annex A to this Statement and are specifically incorporated herein by reference. Other than PennzEnergy's executive officers and directors, there is no corporation or other person ultimately controlling PennzEnergy.

      (d)-(e) During the past five years, neither PennzEnergy nor, to the knowledge of PennzEnergy, any of persons listed on Annex A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration

      The Option (as defined below) was granted as an inducement to and in consideration of entering into the Merger Agreement (as defined below) and PennzEnergy's granting a reciprocal option to Devon. PennzEnergy did not pay any cash consideration in respect of the Option and has not purchased any shares of Devon Common Stock thereunder.

      The exercise of the irrevocable option (the "Option") held by PennzEnergy pursuant to a Stock Option Agreement, dated as of May 19, 1999 (the "Stock
Option Agreement"), by and between Devon (as issuer) and PennzEnergy (as grantee), for the full number of shares of Devon
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                                                                     Page 4 of 9


Common Stock currently covered thereby would require (based on an Exercise Price of $32.375 per share) the payment of an aggregate Exercise Price of approximately $208 million.

      If the conditions precedent were satisfied to permit PennzEnergy to exercise the Option and PennzEnergy so exercised the Option, PennzEnergy expects that it would fund its purchase through the use of one or more of the following sources: working capital of PennzEnergy, bank borrowings or other borrowings.

Item 4:   Purpose of Transaction

     Merger Agreement

     On May 19, 1999, PennzEnergy, Devon and Devon Delaware Corporation, a Delaware corporation ("Newco"), entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"), whereby, subject to the conditions stated therein, each of PennzEnergy and Devon will merge in seriatim with and into Newco (the "Merger"), with Devon first merging with and into Newco followed immediately on the same date by PennzEnergy merging with and into Newco. The separate corporate existence of Devon and PennzEnergy shall thereupon cease, and Newco shall be the surviving corporation in the Merger. In the Merger, (a) each share of common stock of PennzEnergy, par value $0.83 1/3 per share (the "PennzEnergy Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.4475 shares of common stock of Newco, par value $0.01 per share (the "Newco Common Stock"), (b) each share of Devon Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one (1) share of Newco Common Stock and (c) each of the 1,500,000 shares of preferred stock of PennzEnergy, par value $1.00 per share, designated as "6.49% Cumulative Preferred Stock, Series A," issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one (1) share of the preferred stock of Newco, par value $1.00 per share, designated as "6.49% Cumulative Preferred Stock, Series A."

     The closing of the Merger (the "Closing") will occur on the first business day immediately following the day on which all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as PennzEnergy and Devon may agree (the "Closing Date"). The Closing is conditioned upon approval of the stockholders of both PennzEnergy and Devon as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

     The Merger Agreement provides for limitations on the solicitation by Devon and PennzEnergy and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to PennzEnergy or Devon by the other if the Merger Agreement is terminated for certain reasons.
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                                                                     Page 5 of 9

     The Merger Agreement is filed herewith as Exhibit 7.1.

     As a result of the Merger, Devon Common Stock will no longer be listed for trading on the AMEX, and PennzEnergy Common Stock will no longer be listed for trading on the NYSE.

Stock Option Agreement

     General. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, PennzEnergy and Devon entered into the Stock Option Agreement pursuant to which Devon granted to PennzEnergy an Option to purchase up to 6,429,066 shares of Devon Common Stock at a price per share of $32.375.

     In connection with the execution of the Merger Agreement and the Stock Option Agreement, PennzEnergy and Devon entered in a reciprocal stock option agreement pursuant to which PennzEnergy granted to Devon an option to purchase up to 7,145,912 shares of PennzEnergy Common Stock at a price per share of $14.488.

     The following is summary of certain provision of the Stock Option
Agreement.

     Exercise of the Options. The Option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of an exercise event (an "Exercise Event").

     An "Exercise Event" is (i) any of the events giving rise to the obligation of the Company to pay the $22 million fee under Section 9.5(b) of the Merger Agreement or (ii) the event giving rise to the obligation to pay the $12 million fee under Section 9.5(b) of the Merger Agreement after an event giving rise to the obligation to pay the $10 million fee under Section 9.5(b) of the Merger Agreement has already occurred. These events include the following:

(i) Devon terminates the Merger Agreement after the Board of Directors of Devon both

        (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations because Devon has received an unsolicited, bona fide proposal from a third party with respect to all the outstanding Devon Common Stock or all or substantially all the assets of Devon that is superior to the Merger, and

        (b) elects to terminate the Merger Agreement prior to the date that the shareholders of both of Devon and PennzEnergy have approved the Merger Agreement and the Merger, subject to certain conditions;

(ii) Devon or PennzEnergy terminates the Merger Agreement after both

        (a) the public announcement of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Devon by or with a third party, and

        (b) a Devon stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement; and

(iii)     PennzEnergy terminates the Merger Agreement after both

        (a) the public announcement, or receipt by the Board of Directors of Devon, of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Devon by or with a third party, and

        (b) the Board of Directors of Devon has withdrawn or materially modified, in a manner adverse to PennzEnergy, its approval or recommendation of the Merger or recommended the other proposal, or resolved to do so.

     The Option will remain exercisable until the earliest to occur of (i) the effective time of the Merger, (ii) the first anniversary of the receipt by PennzEnergy of written notice from Devon of the occurrence of an Exercise Event and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of the later of (x) an Exercise Event and (y) the event giving rise to the payment of the $12 million fee under Section 9.5 of the Merger Agreement (the "Option Term"). If the Option is not theretofore exercised, the rights and obligations set forth in this Agreement will terminate at the expiration of the Option Term.

     Repurchase at the Option of PennzEnergy. At the request of PennzEnergy made at any time and from time to time after the occurrence of an Exercise Event and prior to 120 days after the expiration of the Option Term (the "Put Period"), Devon will repurchase from PennzEnergy (a) any unexercised portion of the Option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of Devon Common Stock purchased by PennzEnergy pursuant to the Stock Option Agreement.

     The aggregate price of such repurchase will be equal to the sum of (i) the aggregate Exercise Price paid for any shares sold; (ii) the excess, if any, of the Applicable Price (defined below in this Item 5) over the Exercise Price paid by PennzEnergy for each share sold multiplied by the number of such shares; and
(iii) the excess, if any, of (x) the Applicable Price over (y) the Exercise
Price multiplied by the number of shares subject to the unexercised portion of the Option as to which PennzEnergy is exercising the repurchase right. For purposes of the Stock Option Agreement, "Applicable Price" means the highest of
(i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Devon Common Stock, (ii) the price per share to be paid by any third person for shares of Devon Common Stock pursuant to the agreement
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                                                                     Page 7 of 9

for certain business combination transactions, and (iii) the average of the closing prices of Devon Common Stock during a 10 trading day period.

     Registration Rights. PennzEnergy will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Option if necessary for PennzEnergy to be able to sell such shares.

     Profit Limitation. The Stock Option Agreement limits the amount of profit that PennzEnergy may be deemed to have received with respect to the Option (which includes the amount of any termination fee paid or payable to PennzEnergy) to $23 million.

     The Merger Agreement and the Stock Option Agreement are filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by this reference. Any summary of the agreements and transactions described in this Statement are qualified in their entirety by the specific language of the Merger Agreement and the Stock Option Agreement.

     Except as set forth herein, PennzEnergy presently does not have any plans or proposals that relate to or would result in the occurrence of any of the actions specified in this Item 4.

Item 5.   Interest in Securities of the Issuer

      (a)-(b) Based upon representations of Devon to PennzEnergy contained in the Merger Agreement, by virtue of having entered into the Stock Option Agreement, PennzEnergy may be deemed to beneficially own 6,429,066 shares, or 14.9%, of the Devon Common Stock. PennzEnergy expressly disclaims beneficial ownership in these shares because the Option is exercisable only in circumstances referred to in Item 4, none of which has occurred as of the date hereof. Therefore, PennzEnergy has no present investment or dispositive power with respect to these shares.

      (c) Neither PennzEnergy nor, to the best of PennzEnergy's knowledge, any of the individuals named on Annex A hereto, has effected any transactions in Devon Common Stock during the last 60 days.

      (d) So long as PennzEnergy has not purchased Devon Common Stock subject to the Option, PennzEnergy does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Devon Common Stock.

      (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth in this Statement, neither PennzEnergy nor, to the best of PennzEnergy's knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Devon, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7:   Material to be Filed as Exhibits

      7.1 Agreement and Plan of Merger, as amended, dated as of May 19, 1999, among PennzEnergy, Devon and Newco.

      7.2 Stock Option Agreement, dated as of May 19, 1999, between Devon, as issuer, and PennzEnergy, as grantee.













                           [SIGNATURE PAGE TO FOLLOW]
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                                                                     Page 9 of 9


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date: May 19, 1999                       By: /s/ James L. Pate
                                            --------------------------
                                            James L. Pate
                                            Chairman of the Board








                        [SIGNATURE PAGE TO SCHEDULE 13D]

                                                                         Annex A

                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF PENNZENERGY COMPANY

     For each director and executive officer of PennzEnergy Company, the following table sets forth the name, business address and present principal occupation. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o PennzEnergy Company, 711 Louisiana, Houston, Texas 77002, and each listed position is with PennzEnergy Company.


                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                                                BUSINESS ADDRESS
------------------------------   ---------------------------------------------------------------------------------
Stephen D. Chesebro'             President, Chief Executive Officer and director.

Henry R. Hamman                  Director.  Mr. Hamman serves as President of Hamman Oil and Refining Company.
                                 Address:  Hamman Oil & Refining Company, PO Box 13028 (3270 West Main 77098),
                                 Houston, Texas  77219.

Robert A. Mosbacher, Jr.         Director.  Mr. Mosbacher serves as President of Mosbacher Energy Company, Vice
                                 Chairman of Mosbacher Power Group and a board member of Chase Bank of Texas,
                                 N.A.  Address:  Mosbacher Energy Company, 712 Main, Suite 220, Houston, Texas
                                 77002-3290.

James L. Pate                    Chairman of the Board.  Mr. Pate also serves as Chairman of the Board and Chief
                                 Executive Officer of Pennzoil-Quaker State Company and a director of Bowater
                                 Incorporated.

Terry L. Savage                  Director.  Ms. Savage is founder and President of Terry Savage Productions, Ltd.
                                 Ms. Savage is also a member of the board of directors of McDonald's Corporation
                                 Address:  Terry Savage Productions, Ltd., 211 E. Ontario St., Suite 600,
                                 Chicago, IL  60611.

Brent Scowcroft                  Director.  Mr. Scowcroft serves as President of The Scowcroft Group, Inc.
                                 General Scowcroft is also a director of QUALCOMM Incorporated. Address:  The
                                 Scowcroft Group, 900 Seventeenth Street, N.W., Suite 500, Washington, DC  20006.

Robert B. Weaver                 Director.  Mr. Weaver is an energy finance specialist of Chase Manhattan Bank,
                                 N.A.  Address:  15 Shields Road, Darien, CT  06820.

John B. Chapman                  Senior Vice President - Legal.

William S. Davis                 Senior Vice President and General Manager, International.

Donald A. Frederick              Executive Vice President.

Gary J. Mabie                    Senior Vice President and General Manager, Onshore.

Linda L. Meagher                 Corporate Secretary.

Bruce K. Misamore                Senior Vice President - Finance and Treasurer.

Michael A. Osborne               Senior Vice President - Planning and Business Development.

Malcolm R. Rae                   Controller.

William A. Van Wie               Senior Vice President and General Manage, Offshore.
